CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 1000
Los Angeles, CA 90017

November 22, 2011

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on November 8, 2011
File No. 001-34764

Dear Ms. Mills-Apenteng:

This letter is in response to your letter dated November 18, 2011 relating to the above-referenced filings.  For your ease of reference, we have repeated your comments in this response.

General

1.           On the first page of your proxy statement, as delivered to security holders, please state the approximate date on which your proxy statement and form of proxy are first sent or given to your security holders. See Item 1(b) of Schedule 14A.

We have added the requested information to the General Information section of the proxy statement.

2.           Please furnish the information required by Item 6(d) of Schedule 14A regarding the security ownership of certain beneficial owners and management.

We have added the security ownership of certain beneficial owners and management information to end of proposal 2 of the proxy statement.

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
November 22, 2011

Proposal 2, page 19

3.           We note your disclosure that the 2006 Plan is available upon written request. Please include the amended 2006 Plan as an appendix to the proxy statement. Refer to Instruction 3 to Item 10 of Schedule 14A.

We have added the 2006 Plan and the Amendment to the 2006 Plan as Appendix 2 of the proxy statement and updated the disclosure to reflect the change.

Other Matters, page 29
4.           We note that you have incorporated by reference the Form 10-Q for the period ended September 30, 2011 and the Form 10-K for the fiscal year ended December 31, 2010, though it appears you intend to deliver only the Form 10-Q along with the proxy statement. Please tell us on what basis you determined that you may incorporate the Form 10-K by reference without also delivering the report to security holders with the proxy statement. Alternatively, please confirm that you will deliver the Form 10-K with the proxy statement and revise your disclosure accordingly.

We have updated our disclosure to state that we will deliver both our Form 10-Q and our Form 10-K with the proxy statement.

In making this response we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
CyberDefender Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Gary Lloyd at (213) 652-1839.  Mr. Lloyd’s telephone number is (213) 689-8631 x153.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer